Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors held on September 21, 2016

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2016)

Date, Time and Location:

September 21, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned.

Decisions:

1.	As part of the ongoing monitoring of its business strategy, the members of the Board of Directors analyzed the proposal of strategic positioning of Ultracargo, the Company’s liquid bulk storage business.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

3.	The members of the Board of Directors were updated on matters related to the Internal Audit and Compliance Officer, including the creation of the Risk Management area, reporting to the mentioned Officer, responsible for the process of identifying and monitoring, in an integrated manner, relevant risks of the Company.

4.	The Board of Directors approved the proposal submitted by the Board of Executive Officers of the Antitrust Policy and the Conflict of Interest Policy to be adopted by the Company.

5.	The members of the Board of Directors approved its Internal Bylaws.

6.	The members of the Board of Directors verified, under the Securities Trading Policy of the Company, the compliance of negotiations performed by beneficiaries of individual investment programs with those programs duly filed by them with the Company.

7.	The members of the Board of Directors analyzed and approved the additional investment budget for 2016 of R$ 196 million, to be used for opportunities of accelerating the expansion of Ipiranga’s network, the Company’s fuel distribution business.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Pedro Wongtschowski

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of Meeting of the Board of Directors held on September 21, 2016)